Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA  94304-1114  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

February 2, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:                                         John Reynolds

Assistant Director

RE:                           Invitae Corporation
Registration Statement on Form S-1
Filed on January 9, 2015
File No. 333-201433

Dear Mr. Reynolds:

Invitae Corporation (the “Registrant”) hereby provides the following information in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated January 20, 2015.  The number of the response and the heading set forth below correspond to the numbered comment and heading in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Amendment No.1 to the Registration Statement on Form S-1 (“Amendment No. 1”) as filed with the Commission marked against the Registration Statement as initially filed the Commission on January 9, 2015.  If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies.  The page number reference contained in the Registrant’s response below corresponds to the page number in Amendment No. 1.

Executive Compensation, page 104

1.              We note that in updating the summary compensation table to reflect the 2014 fiscal year end, you have removed the 2013 fiscal year end compensation. Please add back such compensation as required by Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised Amendment No. 1 on page 104 as requested.

* * *

www.pillsburylaw.com

February 2, 2015

The Registrant acknowledges the following:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (650) 233-4670.  You may also direct any further comments via electronic mail to the attention of Lee Bendekgey (lee.bendekgey@invitae.com) and to the undersigned (gabriella.lombardi@pillsburylaw.com).

Very truly yours,

/s/ Gabriella A. Lombardi
Gabriella A. Lombardi

cc:                                Randal W. Scott, Ph.D., Chief Executive Officer
Lee Bendekgey, Chief Financial Officer and General Counsel

Mike Hird
Patty M. DeGaetano

www.pillsburylaw.com